

Wedbush Securities Inc.

Statement of Financial Condition and Report of
Independent Registered Public Accounting Firm

(SEC Identification No. 8-12987)

June 30, 2019

Contents



Ernst & Young LLP
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Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of Wedbush Securities Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Wedbush Securities Inc. (the Company) as of June 30, 2019 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at June 30, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2019.

September 13, 2019

Wedbush Securities Inc.
Statement of Financial Condition
As of June 30, 2019

(In thousands, except share data)

Assets		
Cash and cash equivalents	$	21,657
Cash and securities segregated for the benefit of clients		2,273,328
Receivables		
Brokers, dealers and clearing organizations		647,617
Clients, net		502,741
Other		45,723
Collateralized agreements		
Securities borrowed		3,220,463
Securities purchased under agreements to resell		1,888,883
Financial instruments owned, at fair value, including securities pledged of $55,725		57,196
Other assets		32,353
Total assets		**8,689,961**
Liabilities and shareholder's equity		
Short-term financing		159,536
Payables		
Brokers, dealers and clearing organizations		45,225
Clients		3,227,708
Collateralized financing		
Securities loaned		2,974,245
Securities sold under repurchase agreements		1,875,447
Financial instruments sold, not yet purchased, at fair value		9,031
Other liabilities		87,393
Total liabilities		**8,378,585**
Shareholder's equity		
Common shares, $0.10 stated value; authorized 20,000,000 shares;		
7,000,000 shares issued and outstanding		700
Investment in Wedbush Capital shares		(1,885)
Additional paid-in capital		14,017
Retained earnings		298,544
Total shareholder's equity		**311,376**
Total liabilities and shareholder's equity	$	**8,689,961**

See accompanying notes to statement of financial condition

(1) Organization

Wedbush Securities Inc. (the Company) is an investment firm headquartered in Los Angeles, California, that provides brokerage, clearing, investment banking, equity research, public finance, fixed income, futures and commodities, sales and trading, and asset management services to individual and institutional clients predominately located in the United States of America. The Company is dually registered as a securities broker-dealer with the U.S. Securities and Exchange Commission (SEC) and a futures commission merchant (FCM) with the Commodity Futures Trading Commission (CFTC). The Company is a clearing member of the New York Stock Exchange and Chicago Mercantile Exchange, as well as other stock and commodity exchanges. The Company is also a registered investment advisor with the SEC and is a member of the Financial Industry Regulatory Authority. The Company is wholly owned by Wedbush Capital (Parent).

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company follows accounting principles generally accepted in the United States of America (U.S. GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition. The U.S. dollar is the functional currency of the Company.

(b) Use of Estimates

In preparing the Statement of Financial Condition, management is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statement. The most important of these estimates and assumptions relate to fair value measurements. Although these and other estimates and assumptions are based on the best available information, actual results could differ materially from these estimates.

(c) Fair Value

The Company accounts for its financial instruments at fair value in accordance with FASB Accounting Standards Codification (ASC) 820, *Fair Value Measurements* (ASC 820). The Company's financial instruments owned and financial instruments sold are carried at fair value and recorded on a trade-date basis. All other financial assets and liabilities have a carrying value that approximates fair value. These financial instruments are short term in nature, bear interest at current market rates or are subject to repricing.

(d) Cash and Cash Equivalents

Cash and cash equivalents are comprised of on demand deposits and highly liquid investments with maturities of 90 days or less at the date of origination. Cash on deposit with financial institutions, may, at times, exceed federal insurance limits.

(e) Cash and Securities Segregated for the Benefit of Clients

Cash and securities segregated for the benefit of clients consist of cash and cash equivalents segregated under the Commodity Exchange Act (CEA) and in special reserve bank accounts for the exclusive benefit of customers and proprietary accounts of broker dealers under Rule 15c3-3 of the Securities and Exchange Act.

(f) **_Collateralized Agreements and Financings_**

Collateralized agreements consist of securities borrowed and securities purchased under agreements to resell (resale agreements). Collateralized financings consist of securities loaned and securities sold under agreements to repurchase (repurchase agreements). Where the requirements of ASC 210-20, _Balance Sheet Offsetting_ (ASC 210-20), are met, collateralized agreements and collateralized financings are presented on a net-by-counterparty basis in the Statement of Financial Condition.

Securities Borrowed and Securities Loaned Transactions

Securities borrowed and securities loaned transactions are recorded at the contract value of cash collateral advanced or received, plus accrued interest. If recorded at fair value under ASC 820, Securities borrowed and securities loaned would be reported within either Level 1 or Level 2. Collateral in the form of cash is exchanged for securities borrowed, and is received for securities loaned, based on the approximate fair value of the related securities. The cash collateral is adjusted daily to reflect changes in the current value of the underlying securities.

Resale and Repurchase Agreements

Resale and repurchase agreements are recorded at their contracted amounts. If recorded at fair value under ASC 820, Resale and repurchase agreements would be reported within either Level 1 or Level 2. Contract values approximate fair value as they are subject to daily repricing. Resale agreements require the Company to deposit cash with the seller and to take possession of the purchased securities. Repurchase agreements require the buyer to deposit cash with the Company and to take possession of the sold securities. The fair value of the securities sold or purchased plus accrued coupon is generally in excess of the cash received or provided. The Company monitors the fair value of resale and repurchase agreements on a daily basis, with additional cash or securities obtained or posted as necessary.

(g) **_Receivables from and Payables to Clients_**

Receivables from and payables to clients include amounts on margin transactions and due or held in cash accounts. Receivables from clients are generally fully secured by securities held in the clients' accounts. The value of securities, commodities and options on futures contracts owned by clients and held as collateral or as margin is not reflected in the Statement of Financial Condition.

The Company establishes a reserve against accounts receivable for amounts that it determines in its best estimate may become uncollectible. Factors considered by management in determining the amount of the reserve include past experience, degree of concentration and quality of collateral. Receivables are presented net of reserves. The reserve as of June 30, 2019 was $1.5 million.

(h) **_Exchange Memberships_**

The Company's exchange memberships, which provide the Company with the right to conduct business on the exchanges, are recorded at cost or, if other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. There were no

exchange membership impairments at June 30, 2019. Exchange memberships are included in Other assets in the Statement of Financial Condition.

(i) **_Revenue Recognition_**

Commissions and other fees revenues and related expenses are recorded on a trade-date basis as transactions occur and primarily include commissions earned from wealth management, correspondent and institutional clients.

Under clearing agreements, the Company clears trades for clients and retains a portion of the commission for its services. The broker-dealer commissions and remittal to the client are recorded net. The FCM commissions and remittal to the client are recorded on a net basis in Commissions and other fees, net in the Statement of Earnings.

The Company recognizes interest income on an accrual basis.

Revenues from investment banking are recognized when the services related to the underlying transaction are completed under the terms of the engagement. Underwriting revenues are presented gross of related expenses.

Asset management fees are recognized monthly as earned and are based on the value of the assets in the clients' account balance at the end of the prior quarter.

Securities services revenues include correspondent trading and equity research fees. Additionally, securities services include per account fees such as revenues from fee-based accounts and IRA fees, which are recognized into income as earned over the term of the contract.

The Company's financial instruments are carried at fair value and recorded on a trade-date basis.

Additional information regarding revenue recognition is included in Note 8 "Revenue from Contracts with Customers."

(j) **_Income Taxes_**

The Company computes tax provisions in accordance with ASC 740, _Income Taxes_ (ASC 740) on a separate return method. Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the Company's assets and liabilities. Deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized.

The Company follows guidance under ASC 740, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. Under ASC 740, the Company determines whether it is more likely than not that an income tax position will be sustained upon examination by tax authorities.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. Sustainable income tax positions are measured to determine the amount of benefit to be recognized

in the Statement of Financial Condition based on the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.

(k) *Foreign Currency Translation*

Assets and liabilities denominated in non-U.S. dollar currencies are translated at exchange rates at the end of a period.

(l) *Recent Accounting Developments*

Leases

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)* (ASU 2016-02), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Under ASU 2016-02, a lessee will recognize in the statement of financial condition a liability to make lease payments and a right-to-use asset representing its right to use the underlying asset for the lease term. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from current U.S. GAAP. ASU 2016-02 retains a distinction between finance leases (i.e., capital leases under current U.S. GAAP) and operating leases. The classification criteria for distinguishing between finance leases and operating leases will be substantially similar to the classification criteria for distinguishing between capital leases and operating leases under current U.S. GAAP. The amendments are effective for fiscal years after December 15, 2018. The Company has substantially completed its assessment and will adopt ASU 2016-02 as of July 1, 2019 using the modified retrospective approach.

Financial Instruments – Credit Losses

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments* (ASU 2016-13). The new guidance broadens the information that an entity must consider in developing its estimated credit losses expected to occur over the remaining life of assets measured either collectively or individually to include historical experience, current conditions and reasonable and supportable forecasts. ASU 2016-13 replaces the existing incurred credit loss model with the current expected credit losses model. The amendments are effective for fiscal years beginning after December 15, 2019. The Company is evaluating the impact this ASU will have on its Statement of Financial Condition.

Fair Value Measurement Disclosure Framework

On August 28, 2018, the FASB issued ASU 2018-13, which changes the fair value measurement disclosure requirements of ASC 820. The ASU modifies the disclosure objective paragraphs of ASC 820 to eliminate (1) "at a minimum" from the phrase "an entity shall disclose at a minimum" and (2) other similar "open-ended" disclosure requirements to promote the appropriate exercise of discretion by entities.

The objective of the disclosure requirements is to provide users of financial statements with information about assets and liabilities measured at fair value in the statement of financial condition or disclosed in the notes to financial statements pertaining to: (1) The valuation techniques and

inputs that a reporting entity uses to arrive at its measures of fair value, including judgments and assumptions that the entity makes; (2) the uncertainty in the fair value measurements as of the reporting date; (3) how changes in fair value measurements affect an entity's performance and cash flows. The ASU is effective for all entities for fiscal years beginning after December 15, 2019, including interim periods therein. The Company is evaluating the impact this ASU will have on its Statement of Financial Condition.

(3) Cash and Securities Segregated for the Benefit of Clients

The Company segregates cash and resale agreements according to the regulatory standards of Rule 15c3-3 of the Securities and Exchange Act of 1934. These assets are held in segregated accounts at banks and are exclusively for the benefit of clients. Resale agreements are carried at the amounts at which the securities will subsequently be resold, as specified in the related agreements and consist of U.S. treasuries.

Clients' funds, regulated under the Commodity Exchange Act, as amended, are required to be segregated from the funds of the Company. Clients' segregated funds and equities in clients' regulated trading accounts, as shown in the Statement of Financial Condition, do not reflect the market value of options positions owned by clients and securities owned by clients and held by the Company as collateral or as margin. Segregated funds consist of money market deposits and financial instruments owned guaranteed by the U.S. government.

The following is a disaggregation of Cash and securities segregated for the benefit of clients as of June 30, 2019 (in thousands):

Cash and cash equivalents	$	1,091,108
Securities purchased under agreements to resell		863,000
Financial instruments owned		319,220
Total cash and securities segregated for the benefit of clients	**$**	**2,273,328**

The fair value of the short-term investments obtained from counterparties as collateral on the resale agreements was $863.2 million as of June 30, 2019.

At June 30, 2019, assets segregated or held in separate accounts under Commodity Exchange Act regulations are as follows (in thousands):

Segregated for clients trading on U.S. futures exchanges		
Cash and cash equivalents	$	295,150
Deposits with clearing organizations		675,156
Receivable from clearing organizations		24,034
Total segregated for clients trading on U.S. futures exchanges	**$**	**994,340**
Held in separate accounts for foreign futures and options clients		
Cash and cash equivalents	$	2,870
Deposits with clearing organizations		5,133
Total held in separate accounts for foreign futures and options clients	**$**	**8,003**

Balances in the table above are included in Receivables from brokers, dealers and clearing organizations or Cash and securities segregated for the benefit of clients in the Statement of Financial Condition.

(4)   Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations result from the Company's normal trading and clearing activities and consist of the following as of June 30, 2019 (in thousands):

Securities failed to deliver	$	32,516
Amounts due from brokers, dealers and clearing organizations		487,880
Deposits with clearing organizations		116,784
Trade date settlement receivable, net		10,437
Total receivables from brokers, dealers and clearing organizations	**$**	**647,617**
Securities failed to receive	$	34,999
Amount due to brokers, dealers and clearing organizations		10,226
Total payables to brokers, dealers and clearing organizations	**$**	**45,225**

Securities failed to deliver and failed to receive represent the contractual value of securities that have not been delivered or received on or after the settlement date.

(5)   Collateralized Agreements and Financing

The Company enters into collateralized agreements and financing transactions in order to, among other things, finance client activities, acquire securities to cover short positions and finance certain of the Company's assets. In many cases, the Company is permitted to deliver, repledge or otherwise use these financial instruments as collateral for repurchase agreements, securities lending transactions, to meet margin requirements at clearing organizations or to facilitate short sales of clients and the Company.

At June 30, 2019, the approximate value, excluding the impact of netting, of financial instruments received as collateral by the Company, in connection with resale agreements and securities borrowed, that the Company was permitted to sell or repledge was $6.7 billion.

Securities financing transactions are exposed to credit and liquidity risk. To manage these risks, the Company monitors the fair value of the underlying securities on a daily basis, with additional cash or securities obtained or posted as collateral as necessary.

Additionally, the Company, where appropriate, enters into master netting agreements with counterparties that provide the Company, in the event of a counterparty default, with the right to net the counterparty's rights and obligations under such agreements and liquidate and set off collateral held by the Company against the net amount owed by the counterparty.

Wedbush Securities Inc.

Notes to Statement of Financial Condition - continued

June 30, 2019

The following table summarizes the contract value and fair value of the securities obtained from or given to counterparties as collateral on collateralized agreements and financing as of June 30, 2019 (in thousands):

	Contract Value	Fair Value
Collateralized agreements		
Securities borrowed	$ 3,220,463	$ 3,169,291
Securities purchased under agreements to resell	$ 1,888,883	$ 1,906,788
Collateralized financing		
Securities loaned	$ 2,974,245	$ 2,889,815
Securities sold under repurchase agreements	$ 1,875,447	$ 1,882,072

The following tables present the carrying value of collateralized financings by class of collateral pledged and remaining contractual maturity as of June 30, 2019 (in thousands):

	Repurchase agreements	Securities loaned
U.S. government and agency securities	$ 1,873,821	$ -
Asset-backed securities	1,626	-
Municipal securities	-	32,279
Corporate debt securities	-	173,817
Equity securities	-	2,768,149
Total	**$ 1,875,447**	**$ 2,974,245**

	Repurchase agreements	Securities loaned
No stated maturity and overnight	$ 1,875,447	$ 2,974,245
Total	**$ 1,875,447**	**$ 2,974,245**

In accordance with ASC 210-20, the Company offsets financial assets and financial liabilities in the Statement of Financial Condition where there is a legally enforceable right to set off the recognized amounts and other offsetting requirements are met.

The following table presents information about the offsetting of these instruments and related collateral amounts as of June 30, 2019 (in thousands):

	Gross Amount	Amounts Offset in the Statement of Financial Condition (a)	Net Amounts Presented in the Statement of Financial Condition	Collateral Received or Pledged (b)	Net Amount (c)
Collateralized agreements					
Securities segregated for the benefit of clients	$ 863,000	$ -	$ 863,000	$ 863,000	$ -
Securities borrowed	$ 3,220,463	$ -	$ 3,220,463	$ 3,169,291	$ 51,172
Securities purchased under agreements to resell	$ 2,581,326	$ 692,443	$ 1,888,883	$ 1,888,883	$ -
Collateralized financing					
Securities loaned	$ 2,974,245	$ -	$ 2,974,245	$ 2,889,815	$ 84,430
Securities sold under repurchase agreements	$ 2,567,890	$ 692,443	$ 1,875,447	$ 1,875,447	$ -

(a) Amounts relate to master netting agreements and collateral agreements which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are met in accordance with applicable offsetting accounting guidance. There are no amounts which were eligible for netting pursuant to ASC Subtopic 210-20 that the Company did not net.

(b) Securities collateral is reflected at fair value, but has been limited to the net exposure on the Statement of Financial Condition in order to exclude any over-collateralization.

(c) Includes amounts subject to enforceable master netting agreements that have not met the requirements for offsetting in accordance with applicable accounting guidance but are eligible for offsetting to the extent an event of default has occurred.

(6) Financial Instruments

The Company's financial instruments that are carried at fair value include Financial instruments owned, Securities segregated for the benefit of clients and Financial instruments sold, not yet purchased.

(a) Fair Value of Financial Instruments

Fair value is defined under ASC 820, as the price that would be received to sell an asset, or would be paid to settle a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to the use of observable inputs and lowest priority to the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are based on market pricing data obtained from sources independent of the Company. Unobservable inputs reflect the Company's judgment about the assumptions market participants would use in pricing the asset or liability. The three levels of the fair value hierarchy based on observability of inputs are as follows:

Level 1 – Valuations based on unadjusted quoted prices available in active markets for identical assets or liabilities.

Level 2 – Valuations based on quoted prices in markets that are not active, or for which all significant inputs are considered observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and have little to no market activity. Significant judgment by management is required for valuation of these financial instruments.

In some instances, an instrument may fall into more than one level of the fair value hierarchy. In such instances, the instrument's level within the fair value hierarchy is based on the lowest of the three levels (with Level 3 being the lowest) that is significant to the fair value measurement. The Company's assessment of the significance of an input requires judgment and considers factors specific to the instrument.

(b) *Valuation Technique*

Financial instruments owned and Financial instruments sold, not yet purchased that are reported as Level 1 are based on unadjusted quotes for closing prices from national securities exchanges as well as reported bid and offer quotes from parties trading the security. If quoted prices are not available, fair values are obtained from pricing services or broker quotes, and are reported as Level 2. During the year ended June 30, 2019, there were no changes to the valuation techniques employed by the Company in determining fair value.

(c) *Detail of Financial Instruments*

The following table presents financial instruments at fair value as of June 30, 2019 (in thousands):

	Level 1		Level 2		Level 3		Balance at June 30, 2019
Assets							
Financial instruments owned							
U.S. government and agency securities	$ 552	$	5,645	$	-	$	6,197
Municipal securities	-		42,270		-		42,270
Corporate debt securities	-		107		-		107
Equity securities	8,622		-		-		8,622
Total financial instruments owned	$ 9,174	$	48,022	$	-	$	57,196
Securities segregated for the benefit of clients							
U.S. government securities	$ 319,220	$	-	$	-	$	319,220
Total securities segregated for the benefit of clients	$ 319,220	$	-	$	-	$	319,220
Liabilities							
Financial instruments sold, not yet purchased							
U.S. government and agency securities	$ 4,699	$	-	$	-	$	4,699
Municipal securities	-		70		-		70
Equity securities	4,226		-		-		4,226
Derivatives	36		-		-		36
Total financial instruments sold, not yet purchased	$ 8,961	$	70	$	-	$	9,031

Included in Financial instruments owned is $55.7 million of securities pledged as collateral to various counterparties.

Transfers between fair value classifications occur when there are changes in pricing observability levels. There were no transfers between levels during the year ended June 30, 2019.

(d)   Risks Related to Financial Instruments

In the normal course of business, the Company is involved in the execution, settlement and financing of various client and principal securities transactions. Client activities are transacted on a cash, margin or delivery-versus-payment basis. Securities transactions are subject to the risk of counterparty nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the fair value of the security through settlement date, or to the extent of margin balances.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the Statement of Financial Condition at June 30, 2019, at fair values of the related securities and will incur a loss if the fair values of the related securities increases subsequent to June 30, 2019.

The Company also executes client transactions in the purchase and sale of commodity futures contracts (including options on futures contracts), substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that clients may incur. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell futures contracts at prevailing market prices in order to fulfill the client's obligations. The Company controls the risk by monitoring margin collateral levels on a daily basis for compliance with regulatory and Company guidelines, and requires additional collateral when necessary. The Company requires a client to deposit additional margin collateral, or reduce positions, if it is determined that the client's activities may be subject to above-normal market risks.

(7)   Credit Risk

The Company is engaged in securities and commodity clearing activities in which counterparties primarily include clearing organizations, broker-dealers and futures commission merchants. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review the credit standing of each counterparty. The Company may require counterparties to submit additional collateral when deemed necessary.

(8)   Revenues from Contracts with Customers

The timing of revenue recognition may differ from the timing of payment by customers. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company record deferred revenue until the performance obligations are satisfied.

The Company had receivables related to revenues from contracts with customers of $3.4 million at June 30, 2019, in Other receivables in the Statement of Financial Condition. The Company had no significant allowance related to these receivables during the year ended June 30, 2019.

(9)   Income Taxes

The Company is included in the filing of the Parent's consolidated tax return for federal tax purposes and in the Parent's combined returns for certain states where such filing is required or permitted. The Company is also a party to a tax allocation agreement with its Parent. The Company has adopted the modified separate return approach, whereby the Company calculates its corresponding tax amounts in accordance with the current enacted tax laws and rates while also considering those tax attributes that are realized or realizable by the Parent and corresponding consolidated or combined group. The Company believes its adopted modified separate return approach is systematic and rational and has been consistently applied.

The Company had no material unrecognized tax benefits.

The Parent is no longer subject to U.S. federal examinations for the years before June 30, 2016, and, with a few exceptions, to state and local tax examinations for the years before June 30, 2015. The consolidated group is currently under examination by the Internal Revenue Service for the tax year ended June 30, 2017. While the outcome of the examination is unknown, the Company does not expect material adjustments to result from this examination.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the Tax Act). Among other changes, the Tax Act reduces the U.S. federal corporate tax rate from 34% to 21%. The Company reasonably estimated the effects of the Tax Act and recorded a provisional amount increasing income tax expense by $3.9 million in the Company's financial statements as of June 30, 2018 in accordance with SEC Staff Accounting Bulletin No. 118 (SAB 118). This amount is related to the remeasurement of federal net deferred tax assets resulting from the permanent reduction in the U.S. statutory corporate tax rate. As required by SAB 118, the Company continued to reassess and refine the effects of the Tax Act on its deferred tax amounts. As a result, the Company recorded an income tax benefit of $264,000 during the year ended June 30, 2019. As of June 30, 2019, the Company has completed the accounting for the income tax effects of the Tax Act.

Included in Other receivables in the Statement of Financial Condition are net income taxes receivable from the Parent of $1.1 million at June 30, 2019.

The Company recognizes deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Temporary differences and carryforwards, which give rise to deferred tax assets and liabilities, consist of the following as of June 30, 2019 (in thousands):

Deferred tax assets		
Accrued expenses not yet deductible	$	4,659
Deferred rent credit and other		1,174
Amortization of book-tax difference		1,167
State taxes		783
Other		1,749
Total deferred tax assets	$	**9,532**
Deferred tax liabilities		
Unrealized gains	$	(794)
Depreciation		(45)
Total deferred tax liabilities		**(839)**
Net deferred tax assets	$	**8,693**

The Company has reviewed its deferred tax assets to assess whether a valuation allowance should be established. Net deferred tax assets are included in Other assets in the Statement of Financial Condition. Management believes that it is more likely than not that the deferred tax assets will be realized. Accordingly, no valuation allowance has been established. Utilization of the deferred tax asset is dependent on generating sufficient taxable income at the Company and Parent.

(10) Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires the maintenance of minimum net capital equal to the greater of $1.0 million or 2% of aggregate debit balances arising from client transactions.

As an FCM, the Company is also subject to the net capital requirements of the CFTC Regulation 1.17 and requirements of the National Futures Association, and is required to maintain adjusted net capital equivalent to 8% of customer and noncustomer risk maintenance margin requirements on all positions. These CFTC regulations also prohibit a broker-dealer from repaying subordinated borrowings, paying cash dividends, making loans to its parent, affiliates or colleagues, or otherwise entering into transactions, which would result in a reduction of its total net capital to less than 150% of its required minimum capital. An FCM's ability to make capital and certain other distributions is subject to the rules and regulations of various exchanges, clearing organizations and other regulatory agencies, which may have capital requirements that are greater than the CFTC's.

The Company, as a dually registered broker-dealer and FCM, is required to maintain net capital in excess of the greater of the SEC or CFTC minimum net capital requirements. At June 30, 2019, the Company had net capital of $201.8 million that was 25% of aggregate debit items and $165.2 million in excess of the $36.5 million required minimum net capital at that date.

(11) Short-Term Financing

The Company has the ability, through arrangements with multiple banks, to obtain secured and unsecured short-term borrowings primarily through the issuance of promissory notes. Under these agreements, the Company can borrow on demand up to a maximum of $350.0 million secured at interest rates determined on the date of each borrowing, and reset daily.

At June 30, 2019, there were $74.5 million of short-term borrowings outstanding under these secured credit lines. The Company also has an uncommitted secured credit line at interest rates determined on the date of each borrowing, and reset daily. At June 30, 2019, there were no short-term borrowings outstanding under this secured credit line. In addition, the Company can borrow on demand up to a maximum of $95.0 million unsecured at interest rates determined on the date of each borrowing, and reset daily. At June 30, 2019, there were $85.0 million of short-term borrowings outstanding under these unsecured credit lines.

The loan agreements contain various financial covenants. The Company was in compliance with all such covenants for the year ended June 30, 2019.

(12) Benefit Plan

Effective January 1, 2019 (the Merger Date), the Company merged its two trustee-directed defined contribution retirement plans into one plan known as the Wedbush Securities Inc. Employees' Retirement Plan (the Surviving Plan) qualified under Section 401(k) of the Internal Revenue Code. All Participant account balances under the prior plans have been combined with the Participant account balances under the Surviving Plan as of the Merger Date. The merger was accomplished under terms and conditions that, in all respects, conform to Internal Revenue Code Section 414(1) and its underlying regulations as they relate to plan mergers. Employer contributions are based on a percentage of colleague compensation. The Company may match all or a portion of employee contributions through employer matching contributions. Annual contributions vest on a graduated scale based on completed years of service. At June 30, 2019, employer contributions payable to the plan were $3.7 million and are included in Other liabilities in the Statement of Financial Condition.

(13) Commitments, Contingencies and Guarantees

(a) *Lease Commitments*

The Company's operations are conducted in leased premises under lease agreements requiring minimum annual payments as follows (in thousands):

Fiscal Years Ending		
2020	$	7,898
2021		6,078
2022		5,587
2023		2,555
2024		3,119
Thereafter		4,987
Total	$	**30,224**

Certain leases have escalation clauses and renewal options.

During the year, the Company entered into an equipment lease agreement requiring minimum annual payments as follows (in thousands):

Fiscal Years Ending		
2020	$	227
2021		227
2022		170
Total	**$**	**624**

(b) *Contingencies*

The Company is subject to various proceedings and claims arising primarily from securities business activities, including lawsuits, arbitration claims and regulatory matters. The Company is also involved in other reviews, investigations, and proceedings by governmental bodies and self-regulatory organizations regarding its business, which may result in adverse judgments, settlements, fines, penalties, injunctions and other relief. The Company is contesting the allegations in these claims, and believes there are meritorious defenses in each of these arbitrations, lawsuits and regulatory investigations. The Company accrues for a settlement when a liability is deemed probable and estimable.

At the present time, the Company does not expect the ultimate resolution of the matters described above to have a material adverse effect, beyond accrued loss contingencies, on the Company's Statement of Financial Condition.

(c) *Guarantees*

FASB ASC 460, *Guarantees* (ASC 460), requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as interest rate or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company is a member of various clearing organizations that clear derivative contracts. Associated with its memberships, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse memberships vary, in general the Company's guarantee obligations would arise only if the exchange or clearinghouse had previously exhausted its resources. The maximum potential payout under these membership agreements cannot be estimated. The Company has not recorded any contingent liabilities in the Statement of Financial Condition for these agreements and believes that any potential requirement

to make payments under these agreements is remote and not material to the Statement of Financial Condition.

(14) Related-Party Transactions

The Company enters into securities transactions and other transactions with related parties. At June 30, 2019, balances with such related parties were included in the Statement of Financial Condition as follows (in thousands):

Assets		
Receivables - Clients	$	36,403
Receivables - Other		19,478
Securities purchased under agreements to resell		1,626
Total assets		**57,507**
Liabilities		
Payables - Clients		66,306
Total liabilities	$	**66,306**

In the normal course of business, officers, directors, relatives of officers and directors, and affiliates may buy and sell securities through the Company. Receivables from officers, directors and relatives were primarily composed of receivables collateralized by Parent shares held in their accounts at the Company and are recorded within Client receivables in the Statement of Financial Condition.

The Company has agreements with affiliates for other activities, including a tax sharing agreement with the Parent as described in Note 9. Unsettled amounts for these activities are recorded within Other receivables in the Statement of Financial Condition.

Notes receivable from colleagues are generally from recruiting activities and are noninterest-bearing. The notes are typically forgiven over a period of three to eight years. Notes receivable from colleagues are included in Other receivables in the Statement of Financial Condition.

At June 30, 2019, the Company had resale agreements outstanding with the Parent. On August 23, 2019, the Company remitted $6.0 million of its excess distributable retained earnings to the Parent as a cash dividend.

The Company has an agreement to unconditionally guarantee the obligations of Lime Brokerage LLC (Lime) under a master equipment lease agreement. Each equipment lease is 36 months in duration and Lime is current in its obligations under the agreement. Lime has future minimum lease payments under this agreement of $57,000 and $21,000 for the years ending June 30, 2020 and 2021, respectively.

(15) Subsequent Events

The Company has evaluated all events subsequent to June 30, 2019, up until the date the Statement of Financial Condition was issued, and, except as disclosed, has determined there were no events or transactions during said period that would require recognition or disclosure in the Statement of Financial Condition.